Commonwealth Australia Securities, LLC

(A wholly-owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-66998

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/18___ AND ENDING ___06/30/19___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue 30th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Smith   (212) 848-9220
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

Commonwealth Australia Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Brett Smith, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Commonwealth Australia Securities, LLC at June 30, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Subscribed and sworn
to before me



CAMILLE MARCIGLIANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6325988
Qualified in Kings County
My Commission Expires June 08, 20 21

Commonwealth Australia Securities, LLC
Index
June 30, 2019



Report of Independent Registered Public Accounting Firm

To the Member of Commonwealth Australia Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 28, 2019

We have served as the Company's auditor since 2008.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T:(646) 471 3000, F:(813) 286 6000, www.pwc.com/us

Commonwealth Australia Securities, LLC.
Statement of Financial Condition
June 30, 2019

Assets

Cash and cash equivalents	$14,785,131
Receivables from brokers and dealers	1,365,589
Receivables from customers	11,002,939
Accounts receivable	1,032,980
Interest receivable	7,667
Other assets	40,024
Total assets	$28,234,330

Liabilities and Member's Equity

Liabilities:

Payable to brokers and dealers	$11,002,939
Payable to customers	1,365,589
Accrued expenses and other liabilities	696,933
Due to affiliates	106,071
Total liabilities	13,171,532

Commitments and Contingencies - Note 5

Member's Equity: 15,062,798

Total liabilities and member's equity $28,234,330

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

    Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC"), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the "Member").

    The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). During the year ended June 30, 2019, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and was a member of the National Futures Association. The Company did not conduct any commodities or futures business during the year ended June 30, 2019 and effective August 4, 2019, the Company has withdrawn its registration with the CFTC and membership with the National Futures Association. The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

    Cash and cash equivalents
    Cash and cash equivalents includes an unrestricted time deposit of $10,000,000 with an affiliated entity, Commonwealth Bank of Australia. The term is for three months which ends August 21, 2019 and earns interest at 2.30% per annum. The carrying value of the time deposit approximates fair value due to its short-term nature and negligible credit risk, and is classified as level 1 within the estimated fair value hierarchy. This amount represents a concentration and is not an allowable asset for net capital purposes. The remaining cash is held at one major financial institution and therefore is subject to the credit risk at this financial institution. Management does not consider the Company to be at any significant risk with respect to its cash.

    Income Taxes
    As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

    The Company recognizes and measures tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

2. **Summary of Significant Accounting Policies (continued)**

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest or penalties are classified as income taxes.

3. **Related Party Transactions**

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions with others do not settle on the designated settlement date resulting in amounts receivable from or payable to customers, brokers and dealers, including the Member. At June 30, 2019, there were eight unsettled transactions, all of which settled on or prior to July 3, 2019. These are reported as Receivables from customers and Payables to brokers and dealers or as Receivables from brokers and dealers and Payable to customers on the Statement of Financial Condition. The Company also earns fees on fixed income transactions based on an allocation of the Member's revenue. For the year ended June 30, 2019, $198,151 was receivable from the Member at June 30, 2019.

The Member provides certain operating and administrative services to the Company. Such services include payroll and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, payroll services, occupancy and office technology costs are allocated by the Member as part of the service level agreement. Employees of the Member and its affiliates perform duties for the Company which are encompassed in the service agreement. For the year ended June 30, 2019, $234,085 was payable to the Member at June 30, 2019.

The Company shares revenue earned on private placement transactions with affiliates. For the year ended June 30, 2019, $492,755 was payable to the Member at June 30, 2019.

The Company shares revenue on advisory services relating to proposed private placement transactions for which the Company is not executing the placement. For the year ended June 30, 2019, these were fully paid to the Member at June 30, 2019.

The Company shares revenue earned on underwriting transactions conducted by affiliates. For the year ended June 30, 2019, $32,264 was payable from the Member at June 30, 2019.

The Company has an entered into an Investment Management Agreement with the Member whereby the Company receives a fee for the provision of investment management services to clients of the Member. At June 30, 2019, such fees, net of costs, of $2,975 was receivable from the Member.

The Company has as unrestricted time deposit of $10,000,000 placed with the Member. For the year ended June 30, 2019, $7,667 interest earned on the deposit was receivable from the Member at June 30, 2019.

The Company is included in the federal, state and local income tax returns filed by the Member. At June 30, 2019, $73,482 is due to the Member related to income taxes.

4. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At June 30, 2019, the Company had net capital of approximately $3,982,000 which exceeded the required net capital of approximately $878,000 by approximately $3,104,000.

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) of that rule in that all of its customer activities are cleared on a delivery versus payment or receive versus payment basis. It does not otherwise hold customer securities or cash.

5. **Commitments and Contingencies**

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

6. **Subsequent Events**

The Company has evaluated subsequent events in the preparation of this financial statement through August 28, 2019, the date this financial statement was issued. Effective August 4, 2019, the Company has withdrawn its registration with the CFTC and membership in the National Futures Association. There were no other material subsequent events to report.